

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Julie K. Streich
Chief Financial Officer and Interim Chief Executive Officer
Barnes Group, Inc.
123 Main Street
Bristol, Connecticut 06010

> **Re: Barnes Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 22, 2022**
> **Form 8-K**
> **Filed February 18, 2022**
> **File No. 001-04801**

Dear Ms. Streich:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note that your discussion within MD&A discusses the financial condition, changes in financial condition, and results of operations for the years ended December 31, 2021 and December 31, 2020. We also note that Instruction (b)(1) of Item 303 of Regulation S-K allows you to omit the discussion related to the earliest of the three years presented in your filing (i.e. year ended December 31, 2019) if such discussion was already included in a prior filing, however your disclosure must include a statement that identifies the location in the prior filing where the omitted discussion may be found. Please revise your MD&A section to include such a statement.

<u>Results of Operations, page 23</u>

2. We note your disclosure of gross profit on page 24 of MD&A, however it is unclear whether this subtotal includes depreciation and amortization expenses. Please tell us if your cost of sales line item includes depreciation and amortization expense, or if it is included in the line item "selling and administrative expenses." Please note that in accordance with Rule 5-03(b)(2) of Regulation S-X and SAB Topic 11:B, measures titled "gross profit" should include charges for depreciation and amortization. Please revise accordingly.

<u>Form 8-K furnished February 18, 2022</u>

<u>Exhibit 99.1 Earnings Release, page 4</u>

3. We note that your 2022 Full Year Outlook section presents forward looking non-GAAP measures such as Adjusted EPS and Adjusted Operating Margin, without providing the reconciliation to the most comparable GAAP financial measure, or a statement that providing such a reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing